UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Navistar International Corporation

(Name of Issuer)

Common Stock

(Title of class of securities)

63934E108

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 63934E108
1	Name of reporting person International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,609,618
	6	Shared voting power None
	7	Sole dispositive power 3,609,618
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 3,609,618
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 5.10%
12	Type of reporting person (see instructions) EP

SCHEDULE 13G

CUSIP No. 63934E108
1	Name of reporting person International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,203,206
	6	Shared voting power None
	7	Sole dispositive power 1,203,206
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 1,203,206
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 1.70%
12	Type of reporting person (see instructions) EP

SCHEDULE 13G

CUSIP No. 63934E108
1	Name of reporting person International Truck and Engine Corporation Retiree Health Benefit Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,203,206
	6	Shared voting power
	7	Sole dispositive power 1,203,206
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 1,203,206
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 1.70%
12	Type of reporting person (see instructions) EP

SCHEDULE 13G

CUSIP No. 63934E108
1	Name of reporting person Navistar, Inc. (f/k/a International Truck and Engine Corporation)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 6,016,030
	6	Shared voting power None
	7	Sole dispositive power 6,016,030
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 6,016,030
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.49%
12	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 63934E108
1	Name of reporting person Navistar International Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 6,016,030
	6	Shared voting power None
	7	Sole dispositive power 6,016,030
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 6,016,030
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.49%
12	Type of reporting person (see instructions) CO

Item 1	(a)	Name of Issuer.

Navistar International Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices.

4201 Winfield Road Warrenville, Illinois 60555

Item 2	(a)	Name of Person Filing.

International Truck and Engine Corporation Non-Contributory Retirement Plan Trust

International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust

International Truck and Engine Corporation Retiree Health Benefit Trust

Navistar, Inc. (f/k/a International Truck and Engine Corporation)

Navistar International Corporation

Item 2	(b)	Address of Principal Business Office or, if none, Residence.

c/o Navistar, Inc. 4201 Winfield Road Warrenville, Illinois 60555

Item 2	(c)	Citizenship.

N/A

Item 2	(d)	Title of Class of Securities.

Common Stock

Item 2	(e)	CUSIP Number.

63934E108

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☒ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,016,030

(b) Percent of class: 8.49%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,016,030

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 6,016,030

(iv) Shared power to dispose or to direct the disposition of: None

Each of the International Non-Contributory Retirement Plan Trust (the “Hourly Trust”), the International Retirement Plan for Salaried Employees Trust (the “Salaried Trust”), and the International Retiree Health Benefit Trust (the “Health Benefit Trust”) is a funding trust for an employee benefit plan sponsored by Navistar, Inc. (“Navistar”), a wholly owned subsidiary of Navistar International Corporation (the “Company”). The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee of the trust is only a directed trustee with respect to employer stock held by the trusts, and that the Pension Fund Investment Committee of Navistar (whose members are for the most part officers of the Company, the “PFIC”) or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting or disposition of employer securities. The trust agreement for the Health Benefit Trust provides that Navistar, or an investment manager appointed by Navistar, is to direct the trustee with respect to voting and disposition of employer securities. Navistar has delegated authority for such matters to the PFIC. The Company stock held by the trusts is employer securities under these provisions.

On May 8, 2006, the United States Trust Company, National Association (“US Trust”) was appointed as investment manager for each of the trusts and was given discretionary authority regarding voting and disposition of the stock. Bank of America Corporation (“BAC”) bought US Trust and served as successor in interest to US Trust’s business. Effective May 1, 2009, BAC completed the sale of its Special Fiduciary Services (“SFS”) business to Evercore Partners (“Evercore”), at which time Evercore became the successor trustee of certain trusts administered by SFS. The PFIC and the Company have the power to revoke or change the appointment of Evercore and therefore reacquire the voting and dispositive control over the Company’s stock. For this reason the PFIC, the Company or Navistar might be considered “beneficial owners” of the Company’s stock.

The reporting persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The reporting persons expressly disclaim that they have agreed to act as a group except for purposes of filing this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

As discussed above, Navistar, the principal operating subsidiary of the Company, acquired the securities being reported herein by the Company.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2010

International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
International Truck and Engine Corporation Retiree Health Benefit Trust

By:	Pension Fund Investment Committee of Navistar

	By:	/ s / James M. Moran
	Name:	James M. Moran
	Title:	In his sole capacity as a member of the PFIC of Navistar

Navistar, Inc. (f/k/a International Truck and Engine Corporation)
Navistar International Corporation

By:	/ s / James M. Moran
Name:	James M. Moran
Title:	Vice President and Treasurer